UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10027726

SEC Mail
Section
FEB 18 2010
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/20089__ AND ENDING __12/31/2009__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMS INTERNATION INCORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

Chemin du Blochmont
(No. and Street)

Lutter	France	68480
(City)	(State)	(ZIP Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__HENRY C. SMITH II, PRESIDENT__   001-49-6789-1377
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harley H Hannsz
(Name - if individual, state last, first, middle name)

Dorfstr. 26	35625 Rechtenbach, Germany		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[   ] Certified Public Accountant
[   ] Public Accountant
[X] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ___Shirley Smith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___BMS Internatioan Inorporation_____, as of

___December 31_____, 2009___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Shirley A. Smith
_____
Signature

Vice President
_____
Title

Heather Richards
_____
Notary Public

Exp. 9-21-2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital Under Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.
- [x] (k) An Oath or Affirmation.
- [NA] (l) A copy of the SIPC Supplemental Report.
- [x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method? **BASIC**

Broker-Dealer Name: **BMS INTERNATIONAL INCORPORATION**

Address:　　　　　**Chemin du Blochmont**
　　　　　　　　　68480 Lutter, France

SEC File Number:　**8-51046**

Firm I.D.　　　　　**45348**

Period Beginning:　**1/1/2009**
Period Ending:　　**12/31/2009**

Name and telephone number of person to contact in regard to this report:

Contact Name:　　**HENRY C SMITH, II**
Contact Phone:　　**001 33 369 98 31 54**

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s):　　　　　Phone Number:

Does respondent carry its own customer accounts?　　　　**NO**

Check here if respondent is filing an audited report　　　　**YES**

ASSETS

Consolidated [ ] or Unconsolidated [X]:

		Allowable	Nonallowable	TOTAL
1	Cash:	$ 6,159.49		$ 6,159.49
	(Checking Account) 7654.76			
2	Receivables from Brokers & Dealers:			
A	Clearance Account			
B	Other			
3	Receipts from non-customers:			
4	Securities & spot commodities owned at market value:			
A	Exempted securities			
B	Debt securities			
C	Options			
D	Other securities			
E	Spot commodities			
5	Securities owned not readily marketable:			
A	At cost			
B	At estimated fair value			
6	Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:			
A	Exempted securities			
B	Other			
7	Secured demand notes - market value of collateral:			
A	Exempted securities			
B	Other			
8	Memberships in Exchange:			
A	Owned at market value			
B	Owned at cost			
C	Contributed for use of company at market value			
9	Investment in & receivables from affiliates, subsidiarys & associated partnerships:			
10	Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):			
11	Other Assets:			
12	**TOTAL ASSETS:**	$ 6,159.49	$ -	$ 6,159.49

LIABILITIES

		Allowable	Nonallowable	TOTAL
13	Bank loans payable:			
14	Payable to brokers/dealers:			
A	Clearance Account			
B	Other			
15	Payable to non-customers:			
16	Securities sold not yet purchased at market value:			
17	Accounts payable, accrued liabilities, expenses & other (unpaid expenses):			
18	Notes & mortgages payable:			
A	Unsecured			
B	Secured			
19	Liabilities subordinated to the claims of general creditors:			
A	Cash borrowings			
	1. From outsiders			
	2. Includes equity subordination of			
B	Securities borrowed at market			
	From outsiders			
C	SDN Coll Agreements			
	1. From outsiders			
	2. Includes equity subordination of			
D	Exch memberships contrib for use of co. at mkt			
E	Accts & other borrowings not qual for net cap			
20	**TOTAL LIABILITIES:**			$ -

OWNERSHIP EQUITY

21	Sole Proprietorship:		
22	Partnership & limited partners:		
23	Corporation:		
A	Preferred Stock		
B	Common Stock	$	20.00
C	Additional paid-in capital	$	30,800.00
D	Retained earnings	-$	24,660.51
E	Total	$	6,159.49
F	Less treasury stock		
24	**TOTAL OWNERSHIP EQUITY:**	$	6,159.49
25	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	$	6,159.49

STATEMENT OF INCOME (LOSS)

Number of months included in this statement [MUST REFLECT 3 MONTHS FOR 17a-5(a)]:   12

REVENUE

1		Commissions:		
	a	On listed equity securities executed on an exchange		
	b	On listed option transactions		
	c	On all other securities		
	d	Total securities commissions		
2		Gains or losses on firm trading accounts:		
	a	From market making in options on National Security Exchange		
	b	From all other trading		
	c	Total gains and losses		
3		Gains or losses on firm investment accounts (Div Income):		
4		Profit or loss from underwriting or selling groups:		
5		Revenue from sale of investment company shares: (TOTAL Dealer Concessions)	$	13,042.61
6		Commodities revenue:		
7		Fees for account supervision, investment advisory & administrative services:		
8		Other revenue:		
9		Total revenue:	$	13,042.61

EXPENSES

10		Salaries & other employment costs for general partners & voting stockholder officers:		
11		Other employee compensation & benefits (TOTAL Commissions):		
12		Commissions paid to other broker-dealers:		
13		Interest expense:		
	a	Including interest on accounts subject to subordination agreement		
14		Regulatory fees & expenses (TOTAL NASD Fees):	$	950.00
15		Other expenses:	$	11,955.55
		(TOTAL Business Expense) 48,854.63		
16		Total expenses:	$	12,905.55

NET INCOME

17		Income(loss) before Federal Taxes:	$	137.06
18		Provision for Federal Income Taxes (parent only):		
19		Equity in earnings(losses) of unconsolidated subordinates:		
	a	After Federal income taxes of		
20		Extraordinary gains(losses):		
	a	After Federal income taxes of		
21		Cummulative effect of changes in accounting principle:		
22		Net income/loss after Federal income taxes & extraordinary items:	$	**137.06**

EXEMPTIVE PROVISIONS

25   If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':

X   A   (k)(1) - Limited business (mutual funds and/or variable annuities only)

    B   (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

    C   (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

        Clearing Firm SEC #s   Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

            8-
            8-
            8-
            8-
            8-

    D   (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition:		$	6,159.49
2	Deduct ownership equity not allowable for Net Capital:		$	-
3	Total ownership equity qualified for Net Capital:		$	6,159.49
4	Add:			
A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:			
B	Other (deductions) or allowable credits (List):			
	Description	Amount		
5	Total capital & allowable subordinated liabilities:		$	6,159.49
6	Deductions &/or charges:			
A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):			
B	Secured demand note deficiency			
C	Commodity futures contracts & spot commodities - proprietary capital charges			
D	Other deductions &/or charges			
7	Other additions &/or credits (List):			
	Description	Amount		
8	Net capital before haircuts on securities positions:		$	6,159.49
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A	Contractual securities commitments			
B	Subordinated debt			
C	Trading and investment securities:			
	1. Exempted securities			
	2. Debt securities			
	3. Options			
	4. Other securities			
D	Undue concentration			
E	Other (List)			
	Description	Amount of Investment		
			$	-
10	Net Capital:		$	6,159.49

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000.00
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000.00
14	Excess net capital:	$	1,159.49
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	6,159.49

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I. liabilities from Statement of Financial Condition	$	-
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts (List)		
	Description Amount		
18			
19	Total Aggregate Indebtedness:	$	-
20	Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):		0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

SCHEDULED WITHDRAWALS (skip this section)

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the
next six months and accruals, (as defined below), which have not been deducted in the
computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew

TOTAL:

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless
of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital
withdrawals scheduled within the six month period following the report date including the proposed redemption of stock
and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period:			$	6,022.43
A	Net income (loss)			$	137.06
B	Additions, includes non-conforming capital of				
C	Deductions, includes non-conforming capital of				
2	Balance, end of period: (TOTAL OWNERSHIP EQUITY)	$	6,159.49	$	6,159.49

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3 Balance, beginning of period:
A Increases
B Decreases
4 Balance, end of period:

$ -

Note A   The business of this Broker-Dealer in the year ending December 31, 2009
consisted exclusively of the distribution of shares of registered open-end
investment companies and the sale of variable annuities, and thus was excluded
from membership in the Securities Investor Protection Corporation ("SIPC").

Note B   NET CAPTIAL REQUIREMENTS
The Company is subject to the Security and Exchange Commision Audited
Computation of Net Capital and Computation of 15c3-3 Reserve Requirements.
At December 31, 2009, the Company had a net capital of $6,159, which was
$1,159 in excess of its required net capital of $5,000. No material differences
exist from the Unaudited Part IIA

Note C   MATERIAL INADEQUACIES
None found

ASSETS

Cash   6,159.49

TOTAL CASH   6,159.49

LIABILITIES

None   0.00

OWNERSHIP EQUITY

Common Stock	20.00
Additional paid-in capital	30,800.00
Retained earnings	(24,563.34)
Total	6,159.49

TOTAL LIABILITIES AND OWNERSHIP EQUITY   6,159.49

BMS INTERNATIOAL INCORPORATION
Statement of Income/Loss

REVENUE

    Sale of Investment Compny   13,042.61

    Total Revenue   13,042.61

EXPENSES

Employee compensation	-
Regulatory fees	950.00
Office expance	11,955.55
Total expenses	12,905.55

NET INCOME   137.06

INCOME
    Cash   13,042.61
    Total   13,042.61

EXPENSES
    CASH OUTFLOW   12,905.55

NET CASH   137.06

OWNERSHIP EQUITY

December 31, 2007	6,022.43
December 31, 2008	6,159.49
CHANGE IN OWNERSHIP	137.06

The audited financial statement of the Company and my report thereon are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added. The audit was made in accordance with United State general accepted accounting principals. Such information has been subject to the auditing procedures applied in the examination of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole. No material inadequacies were disclosed. No exceptions are noted.

Harley H. Hannsz

February 4, 2010
Date

Rechtenbach, Germany
Location